Exhibit 99.2

REPORT OF INDEPENDENT ACCOUNTANTS

Board of Directors

BluJay Topco Limited

We have audited the accompanying consolidated financial statements of BluJay Topco Limited (a company incorporated and domiciled in Great Britain) and subsidiaries, which comprise the consolidated statement of financial position as of March 31, 2021 and 2020, and the related consolidated statements of profit or loss, changes in equity, and cash flows for the years then ended, and the related notes to the financial statements.

Management’s responsibility for the financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of BluJay Topco Limited and subsidiaries as of March 31, 2020 and 2021, and the results of their operations and their cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ Grant Thornton UK LLP

London

30 June 2021

CONSOLIDATED STATEMENT OF PROFIT OR LOSS

For the years ended 31 March 2021 and 31 March 2020

	Note	Year ended 31 March 2021 $m	Year ended 31 March 2020 $m
Revenue	2	177.5	167.6
Operating expenses	3	(151.7)	(143.8)

Operating profit		25.8	23.8
Analysed as:
Adjusted EBITDA	2	66.6	57.2
Depreciation, amortisation, FX (gain)/loss, management fees, share based payment and loss on disposal	3	(22.2)	(26.8)
Impairment loss on goodwill and other intangibles	10	(15.4)	—
Exceptional items	3	(3.2)	(6.6)

Operating profit		25.8	23.8
Finance costs	5	(33.3)	(35.6)

Loss before taxation		(7.5)	(11.8)
Taxation	8	(2.0)	(1.4)

Loss for the year		(9.5)	(13.2)

CONSOLIDATED STATEMENT OF COMPREHENSIVE LOSS

For the years ended 31 March 2021 and 31 March 2020

	Year ended 31 March 2021 $m	Year ended 31 March 2020 $m
Loss for the year	(9.5)	(13.2)
Other comprehensive income:
Currency translation differences	(12.6)	5.7

	(12.6)	5.7

Total comprehensive loss for the year	(22.1)	(7.5)

The accompanying policies and notes form an integral part of the financial statements.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

At 31 March 2021 and 31 March 2020

	Note	Year ended 31 March 2021 $m	Year ended 31 March 2020 $m
Non-current assets
Goodwill	10	173.6	181.4
Other intangible assets	10	30.4	34.9
Right-of-use assets	12	8.5	10.7
Property, plant and equipment	11	7.1	6.4
Deferred tax assets	18	13.5	8.3

		233.1	241.7

Current assets
Trade and other receivables	14	45.8	47.2
Accrued income	14	1.9	1.8
Cash and cash equivalents	25	31.5	29.1

		79.2	78.1

Total assets		312.3	319.8

Current liabilities
Trade and other payables	15	(19.9)	(21.4)
Deferred revenue	15	(38.5)	(35.0)
Lease liability	12	(3.3)	(2.4)
Borrowings	16	—	(17.6)
Preference share liability	20	(83.5)	(68.7)
Current tax liabilities	19	(0.6)	(0.5)
Provisions	17	—	(0.1)

		(145.8)	(145.7)

Non-current liabilities
Borrowings, bank	16	(326.8)	(314.3)
Lease liability	12	(6.0)	(8.6)
Deferred tax liabilities	18	(8.6)	(4.8)
Long-term liabilities	17	—	(0.2)
Provisions	17	—	(0.1)

		(341.4)	(328.0)

Total liabilities		(487.2)	(473.7)

Net liabilities		(174.9)	(153.9)

Shareholders’ equity
Called up capital	20	0.8	0.8
Share premium	20	2.5	2.5
Capital redemption reserve	20	92.8	92.8
Cumulative translation reserve	21	9.1	21.7
Share based payment reserve	27	1.1	—
Retained deficit	21	(281.2)	(271.7)

Total shareholders’ deficit		(174.9)	(153.9)

The accompanying policies and notes form an integral part of the financial statements.

CONSOLIATED STATEMENT OF CHANGES IN EQUITY

For the years ended 31 March 2021 and 31 March 2020

	Share Capital $m	Share Premium $m	Capital Redemption Reserve $m	Translation reserve $m	Share based payment reserve $m	Retained deficit $m	Total equity $m
Group
At 1 April 2019	0.9	0.5	92.8	15.9	—	(258.4)	(148.3)
Shares issued	—	2.0	—	—	—	—	2.0
Shares repurchased	(0.1)	—	—	—	—	—	(0.1)
Comprehensive loss
Loss for the year	—	—	—	—	—	(13.3)	(14.6)
Currency translation differences	—	—	—	5.8	—	—	5.8

Total comprehensive loss for the year	—	—	—	5.8	—	(13.3)	(7.5)

At 31 March 2020	0.8	2.5	92.8	21.7	—	(271.7)	(153.9)

At 1 April 2020	0.8	2.5	92.8	21.7	—	(271.7)	(153.9)
Share based payment	—	—	—	—	1.1	—	1.1
Comprehensive loss
Loss for the year	—	—	—	—	—	(9.5)	(9.5)
Currency translation differences	—	—	—	(12.6)	—	—	(12.6)

Total comprehensive loss for the year	—	—	—	(12.6)	—	(9.5)	(22.1)

At 31 March 2021	0.8	2.5	92.8	9.1	1.1	(281.2)	(174.9)

The accompanying policies and notes form an integral part of the financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS

For the years ended 31 March 2021 and 31 March 2020

	Note	Year Ended 31 March 2021 $m	Year ended 31 March 2020 $m
Cash flows from operating activities
Cash generated from operations		61.7	58.2
Interest paid	20	(24.7)	(27.1)
Income tax paid (net)		(4.5)	(4.9)

Net cash generated from operating activities		32.5	26.2
Cash from investing activities
Contingent consideration paid for Era	10	(0.3)	(0.2)
Acquisition of Expedient	10	(1.7)	(7.8)
Net cash acquired with Expedient	10	—	1.8
Purchase of property, plant and equipment	11	(3.5)	(2.6)
Expenditure on capitalised development costs	10	(10.3)	(9.7)

Net cash used in investing activities		(15.8)	(18.5)
Cash from financing activities
Fees paid – new bank borrowing		—	(0.1)
New bank borrowings – gross proceeds		—	4.1
Payments for lease liabilities	12	(2.9)	(3.5)
Drawings on revolving credit facility		—	14.4
Repayments on revolving credit facility	17	(13.4)	(6.4)

Net cash generated from financing activities		(16.3)	8.5
Net increase in cash and cash equivalents		0.4	16.2
Cash and cash equivalents at the beginning of the year		29.1	13.2
Effect on foreign exchange rates		2.0	(0.3)

Cash and cash equivalents at the end of the year		31.5	29.1

Reconciliation of loss for the year to cash generated from operations
Loss before taxation		(7.5)	(11.8)
Depreciation charges		3.8	3.3
Depreciation of right of use assets		3.3	—
Amortisation of other intangible assets		16.7	19.7
Amortisation of arrangement fees		1.5	1.4
Loss on disposal of asset		—	0.3
Loss on impairment of goodwill and other intangibles		15.4	—
Foreign exchange differences		(3.4)	2.8
Share based payments		1.1	—
Interest payable		31.0	33.6
Interest on lease liabilities		0.8	0.6
(Increase)/decrease in trade and other receivables		3.0	(0.1)
Increase/(decrease) in trade and other payables		(4.0)	8.4

Cash generated from operations		61.7	58.2

The accompanying policies and notes form an integral part of the financial statements.

1.	Accounting policies

The consolidated financial statements include the results of the BluJay Topco Ltd and its subsidiaries (together referred to as the “Group” or “Company” and individually as “Group entities”). The Group’s principal activity is to the provision of software and associated services to give their customers insight, agility, and tools they need to better deliver customer service and streamline global supply chain execution.

The principal accounting policies adopted in the preparation of the consolidated financial statements are set out below. The policies have been consistently applied to the periods presented, unless otherwise stated.

Amounts are presented in USD and to the nearest million dollars (to one decimal place) unless otherwise noted.

Basis of presentation

The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards as adopted by the International Accounting Standards Board. The Group’s consolidated financial statements have been prepared on a going concern basis under the historical cost convention.

The preparation of consolidated financial statements in conformity with International Financial Reporting Standards as adopted by the International Accounting Standards Board requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Although these estimates are based on management’s best knowledge of the amount, event or actions, actual results ultimately may differ from those estimates. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed below.

Group consolidated financial information

The Group has applied International Financial Reporting Standards as adopted by the International Accounting Standards Board. Certain amounts in the Consolidated Statement of Profit or Loss and the Consolidated Statement of Financial Position have been grouped together for clarity, with their breakdown being shown in the notes to the consolidated financial statements. The distinction presented in the Statement of Financial Position between current and non-current entries has been made on the basis of whether the assets and liabilities fall due within one year or more.

Going concern

The consolidated financial statements are prepared on a going concern basis as the directors are satisfied that the Group has the resources to continue in business for the foreseeable future (which has been taken as 12 months from the date of approval of the consolidated financial statements “Forecast Period”).

The Group has prepared detailed cash flow forecasts. After making enquiries with management and considering the budgets and cash flows, the Directors have a reasonable expectation that the Group has access to adequate resources to continue in operational existence for the foreseeable future. Note 25 includes the Company’s objectives, policies and processes for managing its capital, its financial risk management objectives, and its exposure to credit risk and liquidity risk.

Operational and business impact of COVID-19 and Brexit

The impact of the COVID-19 pandemic was naturally a key focus of management when it emerged in Spring 2020. Operationally the business has been able to pivot to remote working such that operations have continued

seamlessly. The Group’s business model is 77% recurring revenue on long-term contracts for each of the periods presented. The Group’s key verticals (e.g., food and beverage) have been resilient due to the critical nature of the Group’s software. The Group’s revenue grew by approximately 6%. Bookings have been strong during FY21; overall bookings increased by 11% compared with the previous year. As a result of the travelling restrictions in many of our markets expenses typically incurred for marketing programmes and travelling have been lower than the previous year. The nature of BluJay’s products and services are that they are critical to the operations of most of the customers. The Directors continue to monitor the effects of COVID-19 on the business and will continue to react appropriately to further developments and the associated risks.

The Directors do not expect the direct consequences of Brexit to have a material impact to the Group given BluJay’s structure and global footprint. A large portion of the Group’s business is not affected as it is located in the Americas and Asia-Pacific regions.

For fiscal year 2022, the Group prepared a budget for the twelve month period to 31 March 2022 and then a longer forecast period to 31 March 2023 (the “Forecast Period”) was considered. The Group’s forecasts and projections, which include key assumptions as to growth in new contract bookings, customer churn rates, and headcount increases, show that the Group will be able to operate within the level of these current resources and borrowing facilities and has significant covenant headroom. Various sensitivity analyses were performed including a severe but plausible case as well as reverse stress test without mitigating actions by decreasing the assumed growth rate for new contract bookings and increasing assumed customer churn rates while keeping headcount assumptions unchanged.

Liquidity and financing position

As COVID-19 shutdowns and restrictions began in early 2020, the Group drew down additional cash on the credit facility to have cash readily available. The Group did not need this cash for day-to-day working capital requirements and the amount has subsequently been repaid in October 2020. Operating cash flow conversion is in excess of 80%. Additionally, the Group has not re-negotiated the covenants on its bank borrowings. At the year end the Group had cash balance of $31.5m and a further $20.0m available on the revolving credit facility. The modelling shows that throughout the Forecast Period in the base case the Group has satisfactory cash and covenant head room. The facilities agreement commits the Group to operate within certain covenants, including a leverage ratio covenant. Leverage ratio is defined as the ratio of Total Net Debt as at any Quarter Date to annualised EBITDA in respect of that Quarter. Throughout the Forecast Period at each quarterly testing date there is headroom of at least 2x EBITDA under the base case.

Approach to stress testing, and mitigating actions

As part of the going concern assessment, management has modelled a number of different scenarios, including a severe but plausible downside scenario. Given current economic uncertainties, including but not limited to the impact of COVID-19, the Directors’ modelling of the severe-but-plausible scenario, as compared to the detailed forecasts, considers the potential impact of a generalised economic downturn across all three geographical regions and the extent to which this could adversely affect sales volumes and cash flows. This impact has been modelled as a change to the key assumptions to be a c.30% reduction in new contract bookings compared to base case, and a doubling in customer churn rates, whilst at the same time maintaining planned headcount increases. In all scenarios modelled, including the severe but plausible scenario, throughout the Forecast Period the Group continues to have satisfactory liquidity and at each quarterly testing date there is headroom of at least 1x EBITDA leverage ratio covenant headroom. In all scenarios modelled, including the severe but plausible scenario, the Group continues to have satisfactory liquidity and covenant headroom throughout the Forecast Period.

Pending Acquisition by E2Open

On 27 May 2021, E2open Parent Holdings, Inc. (E2open) announced it will acquire BluJay Solutions with completion expect to take place during the calendar year third quarter of 2021, subject to regulatory approvals. In making their going concern statement the directors have considered the pending transaction and its likely impact on the Group. This transaction will constitute a change of control under the Group’s existing facilities agreement. Under the terms of the acquisition documents E2open has agreed to provide funding for the Group including repaying outstanding amounts under the facilities agreement which will become due and payable on completion and to redeem and repay preference share liabilities. While the process to obtain regulatory approval for the acquisition is ongoing the Group continues to operate autonomously. Therefore, it is assumed that trading will continue post-acquisition as modelled in the detail forecasts, without adjustments to reflect reduction of financing costs as a result of repayment of the outstanding term loans.

Conclusion on going concern

The Directors recognise that in the event of the successful acquisition by E2open, which constitutes a change in control, there is some uncertainty over the direction that any future acquiror could choose to take. However, based on the forgoing paragraphs, the Directors are satisfied that the Group will maintain adequate levels of resources to be able to continue to operate as a Going Concern during the Forecast Period.

New standards issued but not yet effective

At the date of authorisation of these financial statements, the following new standards and interpretations which have not been applied in these financial statements were in issue but not yet effective:

•	Amendments to IFRS 7, IFRS 4, IFRS 16: Interest Rate Benchmark Reform – Phase 2 (issued August 2020)

•	Amendments to IAS 1: Presentation of financial statements’ classification of liabilities (issued January 2020)

•	A number of narrow-scope amendments to IFRS 3, IAS 16, IAS 17 and some annual improvements on IFRS 1, IFRS 9, IAS 41 and IFRS 16 (issued May 2020)

•	Amendments to IAS 1: Presentation of financial statements’ on classification of liabilities (issued January 2020)

•	Narrow scope amendments to IAS 1: Practice statement 2 and IAS 8 (issued 2021)

•	IFRS 17: Insurance contracts (issued May 2017)

•	Amendments to IFRS 17 and IFRS 4: Insurance contracts deferral of IFRS 9, as amended in June 2020 (issued August 2020)

It is anticipated that there will be minimal impact on the financial statements from the adoption of these new and revised standards. The quantum of this impact is being assessed. Other standards and interpretations or amendments thereto which have been issued, but are not yet effective, are not expected to have a material impact on the Group’s consolidated historical financial information.

Basis of consolidation

The Group consolidated financial statements present consolidated the financial information of all of subsidiary undertakings. The accounts of each company in the Group have been prepared to 31 March 2021 and 2020. The results of subsidiary undertakings have been included from the date of acquisition. All intra-group profits and trading are eliminated on consolidation.

Functional and presentational currency

The consolidated financial statements are presented in United States dollars (“USD”), whilst the functional currency of the parent company is Pounds Sterling (£). The functional currency of each company in the Group is that of the primary economic environment in which the Group entity operates, and items included in the financial statements of each entity are measured using that currency. For the purposes of presenting the consolidated financial statements, the results of foreign operations are translated into USD, the Group’s presentation currency, at the monthly average exchange rate. The assets and liabilities are translated at rates of exchange ruling at the reporting date. Exchange differences arising, if any, are recognised in other comprehensive income and accumulated in equity.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the entity and translated at the closing rate.

Foreign currency translation

Transactions in foreign currencies are translated into each Group entity’s functional currency at the rate of exchange ruling on the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated into USD at the rates of exchange ruling at the period-end. All differences are taken to the statement of comprehensive income.

Exceptional items

Exceptional items are non-recurring, non-trade items of income or expense which the Group determines separate presentation in order to aid in the understanding of the Group’s on-going financial trading performance. Examples of such items include legal and advisory costs related to acquisitions, integration costs, strategic restructuring programs costs, cost of impairment for goodwill or other assets, and other particularly significant or unusual items.

Revenue recognition

Revenue from sale of goods and services

The Group adopted International Financial Reporting Standards (IFRS) 15, Revenue from Contracts with Customers (IFRS 15) on 1 April 2018. Revenue is measured based on the consideration specified in a contract with a customer. The Group recognises revenue when performance obligations are met by transferring control over a product or service to a customer. Satisfying a performance obligation occurs either at a point in time or over time. Performance obligations in customer contracts are described in the “Nature of services” section below. The Group does not have a service type warranty; therefore, it is not considered a distinct performance obligation. Customer contracts can contain multiple performance obligations. For contracts containing multiple performance obligations, these obligations have been determined to be distinct obligations based on management analysing the contracts using the guidance in IFRS 15. The price is allocated based on estimated stand-alone selling price. The period between when the entity transfers a promised good or service to a customer and when the customer pays for that good or service will be one year or less. Therefore, as a practical expedient, the Group has not adjusted the promised amount of consideration for the effects of a significant financing component.

Transaction price includes but is not limited to, estimating variable consideration and measuring obligations for returns, refunds and other similar obligations. If it is determined that there is a discount in a contract with multiple performance obligations, the discount is allocated to all performance obligations in the contract proportionately.

The sale of the Group’s products do not have a significant financing component. Invoices for recurring revenue are invoiced either monthly, quarterly, or annually. Payments are typically due within 30 days of satisfaction of the performance obligation.

Nature of services

The Group offers software licences, software-as-a-service (SaaS), logistics-as-a-service (LaaS), support / maintenance, and professional services (including installation, consultancy, training) and hosting. Software licences, professional services (including installation, consultancy, and training), and licence maintenance are considered to be distinct. Additionally, SaaS, LaaS, support / maintenance services, and hosting are distinct services that have the same pattern of transfer to the customer over time.

Software-as-a-Service (SaaS)

SaaS agreements cover a range of different software products and principally provide logistical solutions that connects the customer to suppliers and supply chain by providing customer access to the Group’s hosted software. These deliver a suite of standard software packages with a tailored professional service that integrates and optimises a solution. Revenue from the SaaS arrangement is recognized over the term of the contract utilizing the output method as the service is consumed. Revenue is invoiced and then recognised on a monthly basis. Revenue recognition over time is considered appropriate since the customer simultaneously receives and consumes the benefits provided by Group. In addition, for SaaS contract, customers also pay for network usage and access fees. Revenue from these services is recognized over the term of the contract. Contractual term for average SaaS agreement is approximately 3 years.

Logistics-as-a-Service (LaaS)

LaaS services provide end-to-end freight management solutions. Revenue from the LaaS arrangement is recognized over the term of the contract utilising the output method. Revenue is invoiced and then recognised on a monthly basis. Revenue recognition over time is considered appropriate since the customer simultaneously receives and consumes the benefits provided by BluJay. Contractual term for average LaaS agreement is approximately 3 years.

Licence and support / maintenance

Licence agreements give the customer the perpetual software licence. Maintenance for the license may purchased; however, maintenance is not required to be purchased. Whilst revenue for licence sales is recognised at a point in time as the product is delivered, maintenance revenue is a stand ready to perform obligation and revenue is recognised over the term of the contract. Maintenance revenue is recognized over the term of the contract utilizing the output method. Maintenance revenue is invoiced and then recognised on a monthly basis. Maintenance revenue recognition over time is considered appropriate since the customer simultaneously receives and consumes the benefits provided by Group.

Professional Services (installation, consultancy, and training)

SaaS, LaaS, and licencing agreements typically also include professional services. Through a separate work order, these services provide software implementation services including, implementation, configuration, training, and other similar services to creates interfaces between the Group’s software and customers systems. Revenue from these services is recognised over time using input method as professional services are being performed. Revenue is recognized as work is performed. The Group’s services do not create an asset with alternate use and the Group has an enforceable right to payment for performance completed to date.

Other income

Bank interest receivable is accrued on a time basis taking account of the principle outstanding and interest rate applicable. Dividend income from investments is recognised when the right to receive payment is established.

Cost of contracts

Under IFRS 15, the Group capitalises commission fees payable as costs of obtaining a contract when they are incremental and – if they are expected to be recovered – it amortises them consistently with the pattern of revenue for the related contract. If the expected amortisation period is one year or less, then the commission fee is expensed when incurred. Amortized commission expense is included within the selling and marketing expense. See note 4 for additional information

Expenses

Expenses are recognised on as an expense in the statement of comprehensive income in period in which they are incurred, on an accrual basis.

Intangible assets

Intangible assets

Intangible asset acquired separately are measured on initial recognition at cost. Intangibles acquired in a business combination are measured at their fair value at the date of acquisition.

Intangible assets are carried at cost less accumulated amortisation and accumulated impairment losses.

Amortisation is calculated to the cost of the intangible assets on a straight-line basis over their expected useful economic lives, for each individual asset. The economic useful life varies by acquisition as set out below and was determined using an independent third-party valuation.

Intellectual property – 2, 5 or 10 years

Brand – 1 or 2 years

Customer relationships – 5 or 10 years

Non-compete – 1 year

The Group’s intangible assets comprise intellectual property (principally comprising computer software acquired or developed for sale to customers), brand values, non-complete agreements and customer base (contractual customer relationships acquired in a business combination).

Capitalised development costs

Research costs are expensed as incurred when the criteria for capitalisation are not met. Development expenditures related to the development of the Group’s products are recognised as an intangible asset when the Group can demonstrate:

•	the technical feasibility of completing the intangible asset so that it will be available for use or sale;

•	its intention to complete the intangible asset and use or sell it;

•	its ability to use or sell the intangible asset;

•	how the intangible will generate probable future economic benefit;

•	the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset;

•	its ability to reliably measure the expenditure attributable to the intangible asset during its development.

Time spent on research activities performed by the product management team are not tracked in the Group’s time tracking system. Once the development team begins working on features and functionality that meet the criteria for capitalisation, their time is tracked in a time tracking system.

Costs directly attributable to a project that are capitalised as development costs are software development employee costs. Costs to maintain the software or perform bug fixes are expensed. Additionally, down-time is not capitalised.

Amortisation is calculated to write off the cost of the capitalised development costs on a straight-line basis over their expected useful economic lives, which is typically 5 years.

Goodwill

The acquisition method of accounting is used to account for the acquisitions of subsidiaries by the Group. The cost of an acquisition is measured as the fair value of the assets given, equity instruments used and liabilities incurred or assumed at the date of exchange. Acquisition related costs are not included in the cost of acquisition but charged to operating expenses as they are incurred. Any pre-existing equity interest in the entity acquired is remeasured to fair value at the date of obtaining control, with any resulting gain or loss recognised in profit or loss. Identifiable assets and liabilities and contingent liabilities assumed in a business combination are measured initially at the fair values at acquisition date. The excess of cost of acquisition over the fair value of the Group’s share of the identifiable net assets is recorded as goodwill. Any changes in the Group’s ownership interest subsequent to the date of obtaining control are recognised directly in equity, with no adjustment to goodwill.

Contingent consideration is measured at fair value. Any changes to the cost of an acquisition, including contingent consideration, resulting from events after the date of acquisition are recognised in profit or loss.

Goodwill is capitalised on the balance sheet and allocated to cash generating units for the purpose of impairment testing. The allocation is made to those cash-generating units or groups of cash-generating units that are expected to benefit from the business combination in which the goodwill arose. The carrying value of goodwill is cost less accumulated impairment losses. Impairment testing occurs at least annually. The assets’ recoverable amount is estimated at each year end date and whenever there is an indication of impairment. On subsequent disposal or termination of a business acquired, the profit or loss on termination is calculated after charging the carrying value of any related goodwill. Negative goodwill is recognised directly in the Statement of Profit or Loss.

Property, plant and equipment

Property, plant and equipment is carried at cost less accumulated depreciation and, when appropriate, provision for impairment. Depreciation is provided at rates calculated to write down the cost of the assets less estimated residual value over its expected useful life as follows:

—Leasehold improvements	straight line method over the lease
—Furniture, fixture and equipment	33% straight line method

Ordinary repairs and maintenance costs are charged to the statement of profit and loss during the accounting period in which they are incurred.

Any gain or loss arising on the de-recognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the consolidated Statement of Profit or Loss in the period that the asset is derecognised.

Impairment

The Group assesses at each reporting date whether there is an indication that an asset may be impaired.

If any indication exists, or when the annual impairment testing for an asset is required, the Group estimates the asset’s recoverable amount. The recoverable amount is the higher of an asset’s or cash generating unit’s (“CGU”)

fair value less costs of disposal and its value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and risks specific to the asset. When the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and written down to its recoverable amount. Impairment losses are recognised in profit and loss. Non-financial assets other than goodwill that have previously been impaired are reviewed for possible reversal of impairment at each reporting date.

Goodwill and intangible assets with indefinite useful lives are tested for impairment annually as at 31 March, either individually or at the CGU, and when circumstances indicate that the carrying value may be impaired.

Leases

The Group as a lessee

The Group adopted IFRS 16 on 1 April 2019. The Group assesses a contract to determine if it is or contains a lease, at inception of a contract. The Group applies a single recognition and measurement approach for all leases, except where the Group has used practical expedients. Short-term leases (defined as leases with a term less than 12 months) and leases of low-value assets (below $5,000) are treated as operating leases and have been excluded from capitalisation under IFRS 16. Rental payments associated with the leases are recognised in the statement of profit or loss on a straight-line basis over the life of the lease. As part of the measurement approach, the discount rate applied is assessed based on the underlying asset that the lease relates to and the economic conditions of the geographical region that the lease asset is situated. The Group recognises lease liabilities to make lease payments and right-of-use assets representing the right to use the underlying assets. The Group recognises a right-of-use-asset and a corresponding lease liability with respect to all lease agreements in which it is the lessee, except for short-term leases and leases of low value assets. For these leases, the Group recognises the lease payments as an operating expense on a straight-line basis in the Consolidated Statement of Profit and Loss over the term of the lease unless another systematic basis is more representative of the time pattern in which economic benefits from the lease are consumed.

i) Right-of-use assets

The Group recognises right-of-use assets at the commencement date of the lease (i.e., the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognised, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Right-of-use assets are depreciated on a straight-line basis over the shorter of the lease term and the estimated useful lives of the assets, as follows:

•	Property and vehicles—3 to 15 years

If ownership of the leased asset transfers to the Group at the end of the lease term or the cost reflects the exercise of a purchase option, depreciation is calculated using the estimated useful life of the asset. The right- of-use assets are also subject to impairment. Refer to the accounting policies section on impairment.

ii) Lease liabilities

At the commencement date of the lease, the Group recognises lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments (including in substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Group and payments of penalties for terminating the lease, if the lease term reflects the Group exercising the option to terminate.

Variable lease payments that do not depend on an index or a rate are recognised as an expense in the period in which the event or condition that triggers the payment occurs.

In calculating the present value of lease payments, the Group uses its incremental borrowing rate at the lease commencement date because the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the interest charge and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the lease payments (e.g., changes to future payments resulting from a change in an index or rate used to determine such lease payments) or a change in the assessment of an option to purchase the underlying asset.

The Group’s lease liabilities are shown separately on the statement of financial position (note 12). Lease payments are presented in the financing section of the statement of cash flow while the interest portion is presented in the operating section of the statement of cash flow.

iii) Short-term leases and leases of low-value assets

The Group applies the short-term lease recognition exemption to its short-term leases of office equipment (i.e., those leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option). It also applies the lease of low-value assets recognition exemption to leases of office equipment that are considered to be low value. Lease payments on short-term leases and leases of low value assets are recognised as expense on a straight-line basis over the lease term.

iv) COVID-19-related rent concessions

In May 2020, the IASB issued COVID-19 Related Rent Concessions—Amendment to IFRS 16 Leases (the amendment). The Board amended the standard to provide an optional relief to lessees from applying IFRS 16’s guidance on lease modification accounting for rent concessions arising as a direct consequence of the COVID-
19 pandemic. The Group has not received any rent concessions from landlords related to COVID-19.

Finance expenses

Financial expenses consist of interest payable on various forms of debt. It is recognised in the Statement of Profit or Loss under the effective interest rate method. Finance expenses are shown in the operating section in the Statement of Cash Flows.

Taxation

The tax expense for the year comprises current and deferred tax. The tax currently payable is based on taxable profit and is provided at amounts expected to be paid (or recovered) using tax rates and laws that have been enacted or substantively enacted by the year end date. Taxable profit differs from net profit as reported in the Statement of Profit or Loss because it excludes items of income or expense that are taxable or deductible in other periods and it further excludes items that are never taxable or deductible.

Deferred income tax is provided in full, using the liability method on an undiscounted basis, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the historical financial information. However, deferred tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affect neither accounting nor taxable profit or loss. Deferred tax is determined using tax rates and laws that have been enacted or substantially enacted at the year-end date and are expected to apply when the related deferred tax asset is realised or the deferred tax liability is settled.

Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Deferred tax liabilities are recognised for taxable temporary differences arising in investments in subsidiaries except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. The carrying amount of deferred tax assets is reviewed at the end of each year and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered. Deferred tax is calculated at the tax rates that are expected to apply to the period when the asset is realised, or the liability is settled. Deferred tax is charged or credited in the profit and loss, except when it relates to items credited or charged directly to equity, in which case the deferred tax is also dealt with in equity.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority, and the Group intends to settle its current tax assets and liabilities on a net basis.

Financial instruments

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

Financial assets measured at amortised cost

The Group determines the classification of its financial assets at initial recognition. From 1 April 2018 the requirements of IFRS 9 for classification and subsequent measurement have been applied which require financial assets to be classified based on the Group’s business model for managing the asset, and contractual cash flow characteristics of the asset.

Trade receivables are measured at amortised cost. The Group uses the simplified approach for measuring the loss allowance. The Group’s history of low credit losses as a result of strong customer relationships and trade receivable controls indicates a low risk exposure for the portfolio looking forward.

Trade and other receivables

Trade receivables are unconditional amounts of consideration receivable by the Group. Trade and other receivables are initially recognised at fair value plus transaction costs that are directly attributable to their acquisition or issue and are subsequently carried at amortised cost using the effective interest rate method, less loss allowance. Trade receivables are written-off when amounts are determined not be collectible.

Cash and cash equivalents

Cash and cash equivalents comprise cash on hand and on demand deposits, and other short term, highly liquid investments that are readily convertible to a known amount of cash and are subject to an insignificant risk of changes in value.

Financial liabilities

The Group classifies all of its financial liabilities as liabilities at amortised cost. The Group has not designated any financial liabilities as at fair value through profit or loss.

Initial recognition

Financial liabilities and equity instruments are classified according to the substance of the contractual arrangements entered into. An equity instrument is any contract that evidences a residual interest in the assets of the Group after deducting all of its liabilities. Equity instruments issued by the Group are recorded at the proceeds received, net of direct issue costs. Derivative financial instruments are held at fair value. Changes in fair value of the derivative financial instruments that do not qualify for hedge accounting are recognised in loss as they arise. At present, the Group does not have any derivative financial instruments.

Derecognition

A financial liability is derecognised when the obligation under the liability is discharged or cancelled or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as the derecognition of the original liability and the recognition of a new liability. The difference in the respective carrying amounts is recognised in profit and loss.

Trade and other payables

Trade payables are obligations to pay for goods or services that have been acquired in the course of ordinary business from suppliers. Accounts payable are classified as current liabilities if payment is due within one year or less. If not, they are presented as non-current liabilities. Trade payables are recognised initially at fair value and subsequently held at amortised cost using the effective interest rate method.

Offsetting of financial instruments

Financial assets and financial liabilities are offset and the net amount is reported in the consolidated Statement of Financial Position if there is a currently enforceable legal right to offset the recognised amounts and there is an intention to settle on a net basis, to realise the assets, and settle the liabilities simultaneously.

Borrowings

Borrowings are recognised initially at fair value, net of transaction costs incurred, and subsequently carried at amortised cost using the effective interest rate method so that any difference between the proceeds (net of transaction costs) and the redemption value is recognised in profit and loss over the period of the borrowings. Details of the Group’s borrowings are included in note 16.

Borrowing costs

The Group expenses borrowing costs in the period the costs are incurred. Where borrowing costs are attributable to the acquisition, construction or production of a qualifying asset, such costs are capitalised as part of the specific asset and amortised over the estimated useful life of the asset. Details of the Group’s borrowings are included in note 16.

Debt modification

Debt restructurings are evaluated to determine if the transaction should be treated as a modification of debt or extinguishment of debt in accordance with IFRS 9. The Group uses two tests to determine if the modification is considered substantial – qualitative and quantitative. A substantial modification of the terms and conditions, results in Group accounting for the debt restructure as an extinguishment of debt and recognition of a new liability at fair value whereas a non-substantial modification of terms and conditions results in debt modification accounting in which the existing liability is restated at net present value of revised cash flows.

Pension costs

Defined contribution pension schemes

The Group operates a number of defined contribution pension schemes. For defined contribution schemes the amount charged to profit or loss represents the contributions payable to the plans in the accounting period.

Differences between contributions payable in the period and contributions actually paid are shown as either accruals or prepayments in the Statement of Financial Position.

Provisions

Provisions are recognised when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that the Group will be required to settle that obligation and a reliable estimate can be made of the amount of the obligation. The amount of the provision is the best estimate of the consideration required to settle the present obligation at the statement of financial position date, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using cash flows estimated to settle the present obligation, its carrying amount is the present value of the cash flows.

Share based payments

The Group operates equity-settled restricted share plan for its senior managers. The fair value of the employee services received in exchange for the share awards is recognised as a share-based payment expense. The fair value of employees’ services is determined indirectly by reference to the fair value of the shares purchased under the plan. This fair value is appraised at the purchase date and excludes the impact of the non-market vesting condition. Non-market vesting conditions are included in assumptions about the number of shares that are expected to vest. The Group recognises the impact of the revision to original estimates, if any, in the Statement of Comprehensive Income, with a corresponding adjustment to equity.

Critical judgements and estimates

The preparation of the Group’s consolidated financial statements for 31 March 2021 and 2020 in conforming with International Financial Reporting Standards as adopted by the International Accounting Standards Board requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts in the historical financial information. These judgements and estimates are based on management’s best knowledge of the relevant facts and circumstances. However, the nature of estimation means that actual outcomes could differ from those estimates. Estimates and judgements are continually evaluated. Information about such judgements and estimation is contained in the accounting policies and/or notes to the consolidated financial statements and the key areas are summarised below:

Critical judgements

The following judgements have had the most significant effect on amounts recognised in the consolidated financial statements:

Classification of exceptional costs

The Group incurs costs and earns income that is non-recurring, or non-trading in nature or that, in the Directors’ judgement, need to be disclosed separately by virtue of their size and incidence in order for users of the consolidated financial statements to obtain a proper understanding of the financial information and the underlying performance of the business. Significant exceptional costs which have been classified as exceptional are detailed in note 3.

Preference shares

As specified in the Company’s articles of association the preference shares do not have a set redemption date but are to be redeemed upon a Listing or Sale, or otherwise upon agreement between shareholders (but only on condition the Company remains within the terms and conditions of the financing agreements). In accordance with the Group’s accounting policy these financial instruments are deemed to be a liability. We have estimated that the liability component is recognised at the full amount of the fair value of the instrument as there is the potential that a contingent settlement via a sale or list could occur in the foreseeable future. In addition, these financial instruments are classified under current liabilities as there is no unconditional right to defer payment for 12 months or more and the change of control event is deemed to be outside the control of the Group.

Capitalized development

The Group undertakes development activities and capitalises certain expenditures as internally generated intangible assets when certain criteria are met. Judgement is required to determine when accumulation of costs to be capitalised begins and ends as well as determining the appropriate amortisation period. In determining the amounts to be capitalised, management makes assumptions regarding the expected future cash generation of the project, discount rates to be applied and the expected period of benefits. At 31 March 2021, the carrying amount of capitalised development costs was $21.6m (2020: $15.7m). If a product is determined to become obsolete in a future period, the unamortised balance would need to be written off.

Recognition of deferred tax asset

Deferred tax assets are recognised for unused tax losses to the extent that it is probable that taxable profit will be available against which the losses can be utilised. Significant management judgement is required to determine the amount of deferred tax assets that can be recognised, based upon the likely timing and the level of future taxable profits, together with future tax planning strategies. Further details on taxes are disclosed in note 18.

Critical estimates

The following estimates are dependent upon assumptions which could change in the future and have a material effect on the carrying amount of assets and liabilities recognised at the Statement of Financial Position date:

Goodwill

The Group assesses, at each reporting date, whether there is an indication that an asset may be impaired. If any indication exists, or when annual impairment testing for an asset is required, the Group estimates the asset’s recoverable amount. An asset’s recoverable amount is the higher of an asset’s or cash generating unit’s (CGU’s) fair value less costs of disposal and its value in use. The recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. When the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.

In assessing value in use, management uses the discounted cash flow model which requires estimating the future financial results and an appreciate discount rate. Determining the carrying value of an asset or CGU requires the use of estimates of future cash flows and discount rates in order to calculate the present value of the cash flows. Note 10 provides additional information on the carrying values as well as sensitivities performed regarding estimate.

Leases—Estimating the incremental borrowing rate

The Group cannot readily determine the interest rate implicit in leases, therefore, it uses its incremental borrowing rate (IBR) to measure lease liabilities. The IBR is the rate of interest that the Group would have to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of a similar value to the right-of-use asset in a similar economic environment. The IBR therefore reflects what the Group ‘would have to pay’, which requires estimation when no observable rates are available or when they need to be adjusted to reflect the terms and conditions of the lease. The Group estimates the IBR using observable inputs when available and is required to make certain entity-specific estimates. The IBR is reassessed when there is a reassessment of the lease liability or a lease modification. Note 12 lists the IBRs used by the Group as well as sensitivities performed to highlight possible scenarios related to changes in the estimates.

2.	Revenue

IFRS 15 requires the Group to disaggregate revenue by

	Year ended 31 March 2021	Year ended 31 March 2020
	$m	$m
Revenue by type
Recurring	137.3	127.6
Non-recurring	40.2	40.0

Total revenue	177.5	167.6

	Year ended 31 March 2021	Year ended 31 March 2020
	$m	$m
Revenue by geographical region
Americas	98.5	95.4
EMEA	65.5	62.9
APAC	13.5	9.3

Total revenue	177.5	167.6

Recurring revenue consists of Software-as-a-Service (SaaS), Logistics-as-a-Service (LaaS), and maintenance revenue. Non-recurring revenue consists of license and professional services revenue. All revenue is recognised over time except for license revenue which is recognised at a point in time, which is $3.6m for the year (2020: $3.2m). The Americas region is North America and South America. EMEA is Europe, Middle East, and Africa. APAC is Asia and the Pacific region (including Australia and New Zealand). The Group does not have any customers whose revenue is greater than 10% of the Group’s total revenue in all the periods presented in this historical financial information.

Information on trade receivables arising from customer contracts is detailed in Note 14, and information on deferred revenue from customer contracts is detailed in note 26.

3.	Expense analysis

Overall operating costs are managed on a Group basis. The Group’s Board measures the overall performance of the Group by reference following non-GAAP measures:

•

Adjusted EBITDA before IFRS 16 and capitalised employee development costs – which is defined as earnings before interest, tax, depreciation, amortisation and impairment of intangible assets, exceptional items, share based payments expense, realized foreign exchange gains/losses, loss on disposal of fixed assets, management fees, leases as if not IFRS 16 was not applied and software development costs as if they were not capitalised.

•

Adjusted EBITDA—which is defined as earnings before interest, tax, depreciation, amortisation and impairment of intangible assets, exceptional items, share based payments expense, foreign exchange gains/losses, loss on disposals and management fees.

These profit measures are applied by the Board to understand the earnings trend of the Group and are considered the most meaningful measure under which to assess the true operating performance of the Operating Group.

Adjusted EBTIDA before IFRS 16 and capitalised employee development costs is reconciled to Adjusted EBTIDA and Adjusted EBTIDA is reconciled to Operating profit.

	Year ended 31 March 2021	Year ended 31 March 2020
	$m	$m
Adjusted EBITDA before IFRS 16 and capitalised employee development costs	52.6	43.8
Leases adjustment for IFRS 16	3.7	4.1
Capitalised development costs	10.3	9.3

Adjusted EBITDA	66.6	57.2
Loss on disposal of fixed assets	—	(0.3)
Management fees (see note 23)	(0.7)	(0.7)
Exceptional items	(3.2)	(6.6)
Foreign exchange gain / (loss)	3.4	(2.8)
Share based payment expense	(1.1)	—
Depreciation	(3.8)	(3.3)
Depreciation on right of use assets	(3.3)	(3.8)
Amortisation	(16.7)	(15.9)
Impairment loss on goodwill and other intangibles	(15.4)	—

Operating profit	25.8	23.8

Operating profit is stated after charging/(crediting):

	Year ended 31 March 2021	Year ended 31 March 2020
	$m	$m
Staff costs
Direct staff costs	47.5	43.6
Sales & marketing staff costs	13.9	13.2
Research & development staff costs	23.9	23.3
General & administrative staff costs	13.9	9.9
Marketing program costs	2.4	4.6
Direct costs, excluding staff costs	10.8	12.0
IT costs, excluding staff costs	4.1	5.0
Other costs, excluding staff costs	8.2	12.2

Sub-total	124.7	123.8
Less:
Capitalised development costs	(10.1)	(9.3)
Lease expense, finance leases under IFRS 16	(3.7)	(4.1)

Sub-total	110.9	110.4
Amortisation expense	16.7	19.7
Depreciation expense right of use assets	3.3	—
Depreciation expense	3.8	3.3
Impairment loss on goodwill and other intangibles	15.4	—
Loss on disposal of fixed assets	—	0.3
Share based payment expense	1.1	—
Foreign exchange gain / (loss)	(3.4)	2.8
Exceptional items	3.2	6.6
Management fees (note 23)	0.7	0.7

Operating Expenses	151.7	143.8

Exceptional items

	Year ended 31 March 2021	Year ended 31 March 2020
	$m	$m
Acquisition	0.1	1.2
Exceptional and restructuring	3.1	5.4

Exceptional items	3.2	6.6

Exceptional costs for the year ended 31 March 2021 mainly relate to consulting costs for a revenue system implementation. In FY20, most of the exceptional costs were related to significant worldwide restructuring activity, both before and after the Expedient, Blackbay, CSF, Grosvenor, and Era acquisitions, undertaken in order to streamline operations and invest in new and improved business processes. These costs include consultancy and other professional charges along with redundancy payments. Acquisition costs are related to either completed acquisitions or potential acquisitions.

4.	Cost of contracts – commissions

The Group has determined that commissions payable to employees are incremental, recoverable costs incurred to obtain or fulfil contracts with customers. These amounts are included in the trade and other receivables on the Consolidated Statement of Financial Position. These costs are recognised as an asset and amortised over the average contract length.

Commissions
$m
31 March 2019	1.9
Commissions recognized as an asset	2.8
Amortisation expense	(1.3)
Foreign exchange	(0.1)

31 March 2020	3.3
Commission recognised as an asset	4.4
Amortisation expense	(2.5)
Foreign exchange	0.2

31 March 2021	5.4

5.	Finance expense

	Year ended 31 March 2021	Year ended 31 March 2020
	$m	$m
Interest on bank debt	(23.8)	(26.0)
Amortisation of capitalised fees	(1.5)	(1.4)
Interest on lease liabilities – note 12	(0.8)	(0.6)
Preference share dividends – note 20	(7.2)	(7.6)

Total finance expense	(33.3)	(35.6)

6.	Key management and directors

The remuneration of Directors of the Group and key management is set out below.

	Year ended 31 March 2021	Year ended 31 March 2020
	$m	$m
Key management and directors
Salaries and wages	4.6	3.2
Other benefits	0.3	0.2
Post-employment benefits	0.1	—

	5.0	3.4

Directors
Salaries and wages	1.2	0.7
Other benefits	0.1	—

	1.3	0.7

The key management compensation figures above include a total of 20 (2020: 17) personnel, comprising directors and senior functional management.

During the year, the directors and key management are employed by subsidiaries of BluJay Topco Limited.

7.	Employee information

The average monthly number of employees (including directors) employed by the Group during the period was:

	Year ended 31 March 2021	Year ended 31 March 2020
	No.	No.
Technical and sales	1,127	1,091
Administrative	141	136

	1,268	1,227

The aggregate payroll costs of these employees charged in the Statement of profit and loss was as follows:

	Year ended 31 March 2021	Year ended 31 March 2020
	$m	$m
Wages and salaries	83.1	73.8
Social security costs	12.8	13.1
Other pension costs	3.3	3.1

Gross employee costs	99.2	90.0
Less capitalised development costs	(10.1)	(9.3)

Net employee costs	89.1	80.7

8.	Taxation

	Year ended 31 March 2021	Year ended 31 March 2020
	$m	$m
Current tax
Current income tax charge	2.8	2.4
Adjustments in respect of prior periods	0.9	(0.6)
Deferred tax
Origination and reversal of temporary differences	1.3	(0.9)
Adjustment in respect of prior year	(3.0)	0.5

Total taxation charge	2.0	1.4

	Year ended 31 March 2021	Year ended 31 March 2020
	$m	$m
Reconciliation of tax
Loss before tax	7.5	11.8

Nominal tax charge at UK corporation tax rate of 19% (2020 -19%)	(1.4)	(2.2)
Factors affecting charge for the year
Effect of higher and lower tax rates on earnings overseas	1.9	0.1
Adjustments to tax charge in respect of prior periods	(2.1)	(0.1)
Acquisition costs not deductible for tax purposes	0.4	0.3
Other expenses not deductible for tax purposes	4.0	1.7
Current year losses not recognised	0.3	0.2
Utilisation in year of previously unrecognised losses	—	(0.2)
Non-deductible interest	1.3	2.0
Transfer from unrecognised deferred tax assets	(2.5)	(0.4)
Withholding taxes paid and expensed	0.1	—

	2.0	1.4

Factors that may affect future tax charges

The Group’s future tax charge and effective tax rate could be affected by several factors, including changes in tax laws and their interpretation, proposed changes in tax rates which are yet to be enacted, the continuing OECD international tax reform work, as well as the impact of acquisitions, disposals and any restructuring of our businesses

9.	Pension

Defined contribution scheme

The Group operates a number of defined contribution pension schemes in the United Kingdom and overseas. The total contributions payable in respect of these schemes amounted to $3.5m (31 March 2020: $3.1m).

10.	Goodwill and intangibles

Goodwill

$m
At 1 April 2019	177.1
Acquisition of Expedient group	7.1
Foreign exchange	(2.8)

At 31 March 2020	181.4
Loss on impairment of goodwill	(14.6)
Foreign exchange	6.8

At 31 March 2021	173.6

Goodwill recognised as at 1 April 2019 arose from acquisitions in previous fiscal years.

The goodwill recognised during the year ended 31 March 2020 related to the acquisition of Expedient. Refer to section below in this note for details on the Expedient acquisition. Goodwill is allocated to cash generating units (CGU), which are noted in the acquisition descriptions below.

Impairment assessment

The Group tests whether goodwill has suffered any impairment on an annual basis. The recoverable amount of a CGU is determined based on value-in-use calculations which requires the use of assumptions. The calculations use cash flow forecasts for 5 years and are estimated based on the annual budget approved by management. An impairment is recorded when the recoverable amount is less than the carrying value.

For the purposes of carrying out impairment tests, the Group’s total goodwill has been allocated to a number of CGU’s and each of these CGU’s has been separately assessed and tested. The CGU’s are the smallest identifiable group of assets that generate cash inflows that are independent of cash inflows from other assets or groups of assets.

Goodwill by CGU

	31 March 2021	31 March 2020
	$m	$m
US	105.4	105.4
UK	24.5	22.2
Benelux	6.1	5.7
Germany	24.7	23.3
Denmark	2.9	2.7
India	0.5	0.5
Southeast Asia	—	13.8
Era	1.3	1.2
Expedient	8.2	6.6

	173.6	181.4

All CGU’s were tested for impairment. During the year ended 31 March 2021 an impairment loss was recorded on the Southeast Asia goodwill of $14.6m. The loss was recorded as a result of the impact on value-in-use calculations due to operational changes in the Southeast Asia CGU. These changes did not adversely affect any other CGU, and thus no other CGU was impaired.

Significant judgements, assumptions and estimates

All CGU’s recoverable amounts are measured using value in use. At each period end forecasting for the following five years is performed based on the most recent approved financial budget for the next fiscal year. Management considers forecasting over this period to appropriately reflect the business cycle of the CGU’s.

In determining the value in use of CGU’s it is necessary to make a series of assumptions to estimate the present value of future cash flows. In each case, these key assumptions have been made by management reflecting past experience and are consistent with relevant external sources of information.

Operating cash flows and long-term growth rates

The main assumptions within forecast operating cash flow include the achievement of future growth in revenue, the cost structure of each CGU, the impact of foreign currency rates and the levels of capital expenditure. Each year management prepares a budget for the upcoming fiscal year. This budget is used as the basis for the impairment analysis. Management then reviews the growth rates for revenue and EBTIDA to determine appropriate amounts to use for EBTIDA and cash flow growth. For the impairment analysis for the current year, cash flows beyond the budget year are extrapolated using a revenue and EBTIDA growth rate of 5% for the next four years, after which a growth rate of 2% is used in perpetuity. The growth rates are based on past experience as well as the Group’s expected performance. The Group does not experience significant variances in growth in each region; thus, a different growth rates by region have not been used.

Pre-tax risk adjusted discount rates

This rate reflects the specific risks relating to each CGU. The discount rate reflects the return that market participants would expect from the CGU based on its specific risks and the time value of money. A country premium was added to the UK, India and Italy (Era) CGU’s to be consistent with market calculations.

	31 March 2021	31 March 2020
US	10.4%	9.3%
UK	11.0%	9.82%
Benelux	10.4%	9.3%
Germany	10.4%	9.3%
Denmark	10.4%	9.3%
India	13.1%	9.3%
Southeast Asia	10.4%	9.3%
Era	13.1%	11.6%
Expedient	10.4%	9.3%

Goodwill sensitivity analysis

The results of the Group’s impairment tests are dependent upon estimates and judgements made by management, particularly in relation to the key assumptions described above. Management has performed sensitivity analysis on the key assumptions of discount rates and growth rates. Significant changes to these key assumptions would have to occur before the carrying value exceeds to the recoverable amount. In the growth rate sensitivity, growth would have to decrease to 2.5% for the 3 years after the budget period and no growth after this period for one CGU, Expedient, to reach the point where the carrying value exceeds the recoverable amount. Based on the Group’s historical and expected performance, the no growth scenario is a remote possibility. If the discount rates increase by 1% all of the CGU’s maintain positive headroom except Expedient which is impaired by $1.1m. Management does not feel that this change in discount rate is likely and is not a reason to impair the Expedient CGU based on its projected growth.

Intangibles

	Intellectual Property	Brand names	Customer relationships	Non-complete agreements	Capitalised Development costs	Total
	$m	$m	$m	$m	$m	$m
Cost At 1 April 2019	92.6	11.6	49.5	9.1	11.7	174.5
Acquisition of Expedient	2.0	0.1	2.2	—	—	4.3
Capitalised in the year	—	—	—	—	9.7	9.7
Foreign exchange	(1.8)	(0.2)	(0.9)	(0.1)	(0.3)	(3.3)

At 31 March 2020	92.8	11.5	50.8	9.0	21.1	185.2
Capitalised in the year	—	—	—	—	10.3	10.3
Loss on impairment of intangible	—	—	(0.8)	—	—	(0.8)
Foreign exchange	4.2	(1.6)	2.4	—	1.4	6.4

At 31 March 2021	97.0	9.9	52.4	9.0	32.8	201.1

Accumulated amortisation At 1 April 2019	81.1	11.6	33.3	8.7	2.2	136.9
Charge for the year	5.9	—	6.4	0.4	3.2	15.9
Foreign exchange	(1.6)	(0.2)	(0.6)	(0.1)	—	(2.5)

At 31 March 2020	85.4	11.4	39.1	9.0	5.4	150.3
Charge for the year	4.7	—	6.4	—	5.6	16.7
Foreign exchange	3.5	(1.5)	1.5	—	0.2	3.7

At 31 March 2021	93.6	9.9	47.0	9.0	11.2	170.7

Net book value

31 March 2021	3.4	—	5.4	—	21.6	30.4

31 March 2020	7.4	0.1	11.7	—	15.7	34.9

All amortisation and impairment charges in the period are included in operating expenses in the income statement.

Intellectual property, customer relationships, trademarks and non-competes are the intangibles valued as part of acquisitions. With each acquisition, management has a third party valuation firm perform a valuation of the intangibles acquired. These intangibles are recorded as part of the acquisition and then amortized over the life determined by the valuation. Annually, the intangible assets are reviewed by management to determine if any impairment indicators have been triggered. For the 2021 annual assessment, management noted that the loss of a customer caused an impairment indicator to be triggered. Management determined that a loss needed to be recorded on the Blackbay customer relationship intangible asset. Thus, a loss of $0.8m was recorded in the year.

Details of the acquisitions are provided in the section below.

Acquisition of Expedient Software

On 20 December 2019, BluJay Group entered into a Share Sale Deed with Gavin Millman & Associates (Aust.) Pty Ltd. On 28 February 2020, the BluJay group completed the acquisition and changed the name to Expedient Software Pty Limited (Expedient). Expedient is a leading provider of customs and forwarding software for the logistics market in Australia and New Zealand. With the acquisition, BluJay broadens its customs and forwarding technology offerings, along with its presence in the Asia-Pacific region.

Cash consideration was AU$12m ($7.8m), less cash acquired of AU$2.8m ($1.8m). Share consideration was AU$3m ($2.0m), which was issued by the Company. Additional consideration of AU$2.5m ($1.6m) was paid in June 2020 based on a working capital analysis and completion statement. For this consideration, BluJay acquired the entity based in Australia.

The acquisition was financed by additional term loans of $4.1m, issuing shares in the Company of $1.95m and cash.

The fair value of the financial assets includes trade receivables with a gross contractual value of $0.5m, which is also the best estimate of fair value.

The goodwill of $7.1m arising from the acquisition includes the value attributed to the workforce. There was also considered to be material value in the growth prospects of Expedient and its ability to foster new customer relationships. All these factors are reflected in the goodwill balance. None of the goodwill is expected to be deductible for tax purposes.

Acquisition-related costs amounted to $1.2m in FY20 (note 3).

Expedient contributed revenue in FY20 was $0.2m with no profit. Expedient would have contributed revenue of $3.2m in revenue and profit of $0.7m in FY20 if it had been acquired at the beginning of the year.

The identifiable assets acquired and liabilities assumed upon the acquisition during the year are set out in the table below:

		2020
	Note	Expedient Fair Value $m
Other intangible assets	10	4.3
Property, plant and equipment	11	0.1
Deferred tax assets	18	0.1
Trade and other receivables – gross value		0.5
Trade and other payables		(0.9)
Deferred tax liabilities	18	(1.6)
Cash		1.8

Net assets acquired		4.3
Goodwill	10	7.1

Total consideration		11.4

Satisfied by:
Cash		9.4
Shares in BluJay Topco Ltd		2.0

		11.4

Cash consideration paid		7.8
Less: cash acquired		(1.8)

Net cash outflow arising upon acquisition		6.0
Additional consideration as noted above		1.6

		7.6

Capitalised development costs

Capitalised development costs represent internally-generated intangible assets arising from the Group’s product development, as recognised in accordance with IAS 38.

11.	Property, plant and equipment

	Leasehold improvements	Furniture, fittings and equipment	Assets not yet in service	Total
	$m	$m	$m	$m
Cost or valuation
At 1 April 2019	1.1	18.3	—	19.4
Acquisitions	—	0.1	—	0.1
Additions	—	2.6	—	2.6
Disposals	(0.8)	(2.9)	—	(3.7)
Foreign exchange	0.1	—	—	0.1

At 31 March 2020	0.4	18.1	—	18.5
Additions	0.6	3.0	0.8	4.4
Disposals	(0.2)	(4.7)	—	(4.9)
Foreign exchange	—	0.6	—	0.6

At 31 March 2021	0.8	17.0	0.8	18.6

Accumulated depreciation
At 1 April 2019	0.5	11.7	—	12.2
Charge for the year	0.1	3.1	—	3.3
Disposals	(0.6)	(2.8)	—	(3.5)
Foreign exchange	0.1	—	—	0.1

At 31 March 2020	0.1	12.0	—	12.1
Charge for the year	0.1	3.7	—	3.8
Disposals	(0.2)	(4.7)	—	(4.9)
Foreign exchange	—	0.5	—	0.5

At 31 March 2021	—	11.5	—	11.5

Net book value

At 31 March 2021	0.8	5.5	0.8	7.1

At 31 March 2020	0.3	6.1	—	6.4

Details of the acquisitions are provided in note 10.

Right of use assets and accumulated amortisation related to leases capitalised under IFRS 16 are disclosed in note 12.

12.	Leases

The Group adopted IFRS 16 (Leases) as of 1 April 2019. IFRS 16 introduces significant changes to accounting for leases by removing the distinction between operating and finance leases and requiring the recognition of right of use assets and lease liabilities. The Group has used practical expedients in respect of leases of less than 12 months duration and leases for low value items (i.e. below $5,000) and has excluded them from capitalisation under IFRS 16. Leases payments for these leases are recognised straight-line over the lease term. See note 24 for minimum lease payments due.

Leases are negotiated on an individual basis and contain varying terms and conditions. The lease agreements do not impose any covenants other than the security interests in the leased assets that are held by the lessor. Leased assets may not be used for security for borrowing purposes. The Group leases office space. The rental agreements for office space are typically for fixed periods up to 10 years but may have extension or termination options as described below. The Group has determined that its datacentre agreements have a lease component. The Group leases specific, dedicated space in datacentres, which are typically for fixed periods up to 5 years. Additionally, the Group also leases cars, which are typically for fixed periods up to 5 years. The leases for office space and datacentre space is disclosed in property below while the car leases are disclosed as vehicles.

The Group recognises an asset and liability at the lease commencement date. The asset is recognised at cost, which compromises the initial amount of the lease liability adjusted for any lease payments made before the commencement date, plus any initial direct costs incurred or any costs to dismantle and remove the underlying asset. The right of use asset is subsequently depreciated using a straight-line method from commencement date to the earlier of the end of the useful life of the right of use asset or end of the lease term. Property consists of office space and data centres. The lease liability is initially measured as the present value of the lease payments that are not paid at commencement date, discounted using the incremental borrowing rate.

If extension or termination options are included in leases, the options are only included in the lease term if the lease is reasonably certain to be extended (or not terminated). These options are used to maximise operational flexibility in terms of managing contracts. In determining the lease term, management considers all facts and circumstances that create an economic incentive to exercise an extension option, or not exercise a termination option.

Upon adoption of IFRS 16 the Group applied the following practical expedients as permitted under the standard.

•	The Group has applied a single discount rate to a portfolio of leases with reasonably similar characteristics.

•

The Group has adjusted the right-of-use asset at the date of initial application by the amount of provision for onerous leases recognised under IAS 37 in the statement of financial position immediately before the date of initial application as an alternative to performing an impairment review.

•	The Group has elected not to recognise right-of-use assets and lease liabilities to leases for which the lease term ends within 12 months of the date of initial application.

•	The Group has excluded initial direct costs from the measurement of the right-of-use asset at the date of initial application.

•	The Group has used hindsight when determining the lease term when the contract contains options to extend or terminate the lease.

Right of use assets

Set out below are the carrying amounts of right-of-use assets recognised and the movements during this period:

	Property	Vehicles	Total
	$m	$m	$m
Cost or valuation
At 31 March 2019	—	—	—
Transition to IFRS 16	8.0	1.0	9.0
Additions	5.1	0.4	5.5

At 31 March 2020	13.1	1.4	14.5
Additions	2.1	1.1	3.2
Changes in lease term	(2.7)	—	(2.7)
Foreign exchange	0.4	0.1	0.5

At 31 March 2021	12.9	2.6	15.5

	Property	Vehicles	Total
	$m	$m	$m

Depreciation
At 31 March 2019	—	—	—
Depreciation charge for the year	3.2	0.6	3.8

At 31 March 2020	3.2	0.6	3.8
Depreciation charge for the year	2.7	0.6	3.3
Foreign exchange	(0.1)	—	(0.1)

At 31 March 2021	5.8	1.2	7.0

Net book value

At 31 March 2021	7.1	1.5	8.5

At 31 March 2020	9.9	0.8	10.7

Lease liabilities

Operating lease commitments at 31 April 2019 were $13.1m. Lease liabilities recognised at 1 April 2019 on transition to IFRS 16 using the incremental borrowing rate were $9.0m.

When measuring lease liabilities, the Group discounts lease payments using its incremental borrowing rate. On adoption of IFRS 16 on 1 April 2019, the weighted-average rate applied is 7.9%. The incremental borrowing rate has been calculated with reference to the margin the Group pays on its senior bank debt with the variable element of the interest being converted into the equivalent fixed rate of interest by taking the average of the 2, 3 and 5 year relevant swap rates. When determining whether the senior bank debt is appropriate to determine the incremental borrowing rate, the following factors were assessed: creditworthiness of the lessee, term, security, level of funds and economic environment. Incremental borrowing rates have been calculated for the United States, the UK and Europe. The Group considers the US incremental borrowing rate appropriate to use for leases in the Asia Pacific region. The incremental borrowing rate for new leases in the current year is 7.0%.

	Year ended 31 March 2021 $m	Year ended 31 March 2020 $m
Non-current	6.0	8.6
Current	3.3	2.4

	9.3	11.0

	Year ended 31 March 2020 $m	Year ended 31 March 2020 $m
Contractual undiscounted cash flows
Less than 1 year	3.4	3.1
1 to 5 years	6.8	8.3
Greater than 5 years	—	2.3

	10.2	13.7

Total lease cash outflows for year	3.7	4.1

Set out below are the carrying amounts of lease liabilities under right of use assets and the movements during this period:

	Property	Vehicles	Total
	$m	$m	$m
At 31 March 2019
Operating lease commitments at 31 March 2019	11.8	1.3	13.1
Effect of discounting	(1.2)	(0.1)	(1.3)
Short-term leases	(0.2)	—	(0.2)
Lease renewals not exercised(1)	(1.2)	—	(1.2)
Timing of lease signing(2)	(2.4)	—	(2.4)

	6.8	1.2	8.0
Datacentre discounted lease liabilities(3)	1.0	—	1.0

Discounted lease liabilities at 1 April 2019	7.8	1.2	9.0
Additions	5.1	0.4	5.5
Payments	(3.4)	(0.6)	(4.0)
Interest	0.5	—	0.5

At 31 March 2020	10.0	1.0	11.0

Additions	2.1	1.2	3.3
Revisions in current year	(2.7)	—	(2.7)
Payments	(3.0)	(0.7)	(3.7)
Interest	0.6	0.1	0.7
Foreign exchange	0.6	0.1	0.7

At 31 March 2021	7.6	1.7	9.3

(1)	At 31 March 2019, the renewal options for certain leases were considered in the minimum lease commitments schedule. However, during FY20 it was determined that these leases would not be renewed.
(2)

At 31 March 31 2019 the lease payments were not included in the minimum lease commitments scheduled since two leases were signed subsequent to year-end. For IFRS 16 transition, the lease was considered an addition in FY20 since it was signed during FY20.

(3)

The leasing component of the datacentre agreements was not included in minimum lease commitments at 31 March 2019 since these agreements were not deemed operating leases under IAS 17. However, under IFRS 16 a leasing component was identified.

Profit and loss amounts and total cash flow amounts

The following are the amounts recognised in profit or loss:

	Year ended 31 March 2021 $m	Year ended 31 March 2020 $m
Depreciation expense of right of use assets	3.3	3.8
Interest expense on lease liabilities	0.8	0.6
Expense relating to short-term leases	—	0.2
Expense relating to low value leases	—	3.4

13.	Investments

The full list of subsidiary undertakings as at 31 March 2021 is as follows: The financial performance and financial position of these undertakings have been consolidated.

Trading	Address of registration	Country of incorporation / registration
BluJay Solutions Ltd	Blue Tower, 14th Floor MediaCityUK Salford Quays, M50 2ST United Kingdom	UK

BluJay Solutions Inc.	915 E 32nd Street, Suite B Holland, MI 49423 United States	USA

BluJay Solutions Inc.	66 Wellington Street West Suite 5300, TD Bank Tower Toronto, Ontario Canada	Canada

BluJay Solutions B.V.	Stationsweg 45, 3331 LR Zwijndrecht, Netherlands	Netherlands

BluJay Solutions N.V.	Bredabaan 859, 2930 Brasschaat Belgium	Belgium

BluJay Solutions GmbH	Marienbader Platz 1, D-61348 Bad Homburg Germany	Germany

BluJay Solutions A/S	Slevtvej 2E, 1.th, 8310 Tranbjerg J, Denmark	Denmark

BluJay Solutions SA	Calle Zurbarán 9 local derecha A Madrid, Spain	Spain

BluJay Solutions (India) Private Ltd	Sy No 83/1, 9th Floor, Unit 2B, Octave Block, Knowledge City, Pacel 4, Raidurg, Panmaktha, Serilingampally, Hyderabad, Rangareddy, Telangana, 500081 India	India

BluJay Solutions Pte Ltd	298 Tiong Bahru Road #11-01/02, Central Place Singapore 168730	Singapore

BluJay Solutions Ltd	Unit 10268, 10th Floor, Kowloonbay International Trade and Exhibition Centre (“KITEC”) 1 Trademart Drive Kowloon Bay, Hong Kong	Hong Kong

BluJay Solutions Co. Limited	No 8, Floor 9, 1468Nan Jing Xi Lu, Jing’ an District Shanghai, China 200070	China

BluJay Solutions K K	c/o TA Lawyers GKJ, Shiroyama Trust Tower 9th Floor, 4-3-1 Toranomon, Minato-ku, Tokyo, 105-6009 Japan	Japan

BluJay Solutions Pty Ltd	Suite 05, Level 2, 56 Berry Street North Sydney NSW 2060 Australia	Australia

BluJay Solutions (New Zealand) Limited	c/o Quigg Partners, Level 7 The Bayleys Building 36 Brandon Street Wellington, 6011 New Zealand	New Zealand

BluJay Solutions (Australia) Pty Ltd	First Floor 722 Mt. Alexander Road, Moonee Ponds VIC, 3039 Australia	Australia

BluJay Solutions S.r.l.	Via Federico Avio 1/11 16151 Genova Italy	Italy

Expedient Software Australia Pty Ltd	First Floor 722 Mt. Alexander Road, Moonee Ponds VIC, 3039 Australia	Australia

Trading	Address of registration	Country of incorporation / registration
Non-trading / sub-holding companies
BluJay Solutions Group Holdings Ltd	Blue Tower, 14th Floor MediaCityUK Salford Quays, M50 2ST United Kingdom	UK

BluJay Solutions Holdings Ltd	Blue Tower, 14th Floor MediaCityUK Salford Quays, M50 2ST United Kingdom	UK

BluJay Solutions Holding B.V.	Stationsweg 45, 3331 LR Zwijndrecht Netherlands	Netherlands

BluJay Solutions Nordics Holding B.V.	Slevtvej 2E, 1.th 8310 Tranbjerg J Denmark	Netherlands

BluJay Solutions (Germany) Holdings GmbH	Marienbader Platz 1, D-61348 Bad Homburg Germany	Germany

Blackbay Limited	Blue Tower, 14th Floor MediaCityUK Salford Quays, M50 2ST United Kingdom	UK

Grosvenor International Systems Limited	Blue Tower, 14th Floor MediaCityUK Salford Quays, M50 2ST United Kingdom	UK

Apart from BluJay Solutions Group Holdings Ltd, which is owned directly, all shares in the other entities above are owned indirectly by subsidiary undertakings of BluJay Topco Ltd. The ordinary shares of each entity is owned 100%.

The above companies operated principally in their countries of incorporation / registration and, apart from BluJay Co Limited (formerly Kewill Co. Limited), have 31 March year-ends.

The principal nature of business of trading subsidiary undertakings is the development and/or distribution of computer software and associated services.

There have been no changes to addresses or shares from prior year.

14.	Trade and other receivables

	As at 31 March 2021	As at 31 March 2020
	$m	$m
Trade receivables	31.7	33.1
Less: loss allowance	(2.1)	(2.5)

Trade receivable, net	29.6	30.6
Other receivables	5.3	7.5
Prepayments	10.9	9.1
Accrued income	1.9	1.8

	47.7	49.0

Trade and other receivables are denominated in the following currencies:

	As at 31 March 2021	As at 31 March 2020
	$m	$m
Sterling	11.1	7.6
US Dollars	19.3	21.6
Euro	7.7	10.1
Singapore Dollars	1.0	1.5
Other	8.6	8.2

	47.7	49.0

All trade and other receivables are expected to be recovered within 12 months of the year end date. The fair value of trade and other receivables is the same as the carrying values shown above. Loss allowance in respect of trade receivables are expensed as operating expenses. The carrying value of trade receivables and accrued income represents the maximum exposure to credit risk. The Group does not hold any collateral as security.

Expected credit losses are calculated based on a combination of factors, including the ageing of the receivable balances, historical experience of groupings customer segments that have similar loss patterns, current credit status of the customer and forward-looking information such as current economic conditions. The Group considers concentrations of credit risk with respect to trade receivables and accrued income limited due to the Group’s customer base being large and unrelated. The credit risk is managed on a Group basis through the Group’s credit risk management policies and procedures. The on-going credit risk is managed through regular review of ageing analysis.

The credit risk in respect of cash balances held with banks and deposits with banks are managed via diversification of bank deposits, and are only with major reputable financial institutions.

Movements on the loss allowance are as follows:

	As at 31 March 2021	As at 31 March 2020
	$m	$m
At 1 April	(2.5)	(1.6)
Foreign exchange	—	0.1
Receivables written off as uncollectible	0.9	0.4
New provisions created	(0.5)	(1.4)

	(2.1)	(2.5)

Expected credit loss

31 March 2021

	Not past due	<30 days	31-60 days	60-90 days	90-120 days	120-180 days	180-360 days	>360 days	Total
Expected credit loss rate	0.2%	0.3%	0.4%	2.0%	4.2%	9.3%	50.0%	100%
Estimated gross carrying amount at default	20.6	5.9	2.4	1.3	0.9	0.6	0.7	1.2	33.6
Loss Allowance	(0.1)	(0.1)	—	(0.1)	(0.1)	(0.1)	(0.4)	(1.2)	(2.1)

31 March 2020

	Not past due	<30 days	31-60 days	60-90 days	90-120 days	120-180 days	180-360 days	>360 days	Total
Expected credit loss rate	0.6%	0.7%	1.5%	2.4%	4.2%	9.3%	43.9%	100%
Estimated gross carrying amount at default	22.0	5.0	2.4	1.0	1.3	0.8	0.7	1.7	34.9
Loss Allowance	(0.2)	(0.1)	—	—	(0.1)	(0.1)	(0.3)	(1.7)	(2.5)

15.	Trade and other payables

	Group As at 31 March 2021	Group As at 31 March 2020
	$m	$m
Current
Trade payables	2.3	4.7
Other tax and social security costs	5.3	5.1
Accruals	12.3	11.6
Deferred income	38.5	35.0

	58.4	56.4

Trade and other payables are denominated in the following currencies:

	Group As at 31 March 2021	Group As at 31 March 2020
	$m	$m
Sterling	14.2	10.4
US Dollars	26.6	26.0
Euro	8.9	11.8
Singapore Dollars	1.8	1.2
Other	6.9	7.0

	58.4	56.4

All trade and other payables are expected to be settled within 12 months of the year end date. The fair value of trade and other payables is the same as the carrying values shown above.

16.	Borrowings

Total borrowings comprise:

	As at 31 March 2021	As at 31 March 2020
	$m	$m
Term loans	326.8	314.3

Revolving credit facility	—	17.6

These obligations are presented in the Group’s Statement of Financial Position as follows:

	As at 31 March 2021	As at 31 March 2020
	$m	$m
Included in current liabilities	—	17.6
Included in non-current liabilities	326.8	314.3

	326.8	331.9

Maturity profile of the group’s bank loans is as follows:

	Excluding capitalised fees	Capitalised Fees	Net Amount
	$m	$m	$m
In 1 year or less	—	(1.4)	(1.4)
In more than 1 year, but not more than 2 years	—	(1.4)	(1.4)
In more than 2 year, but not more than 5 years	320.5	(3.4)	317.1
In more than 5 years	—	—	—

31 March 2020	320.5	(6.2)	314.3

In 1 year or less	—	(1.5)	(1.5)
In more than 1 year, but not more than 2 years	—	(1.5)	(1.5)
In more than 2 year, but not more than 5 years	331.8	(2.0)	329.8
In more than 5 years	—	—	—

31 March 2021	331.8	(5.0)	326.8

The credit facilities are provided through a syndicate led by TPG Specialty Lending Europe I Advisors Ltd. The term loan facilities includes US dollar denominated loans totalling $170m, pounds sterling denominated loans totalling £35.2m and euro denominated loans totalling €96.9m. The repayment of the terms loans is due in September 2024. The revolving credit facilities comprise an available facility of $20,000,000. The loans are secured by fixed and floating charges over the shareholdings in the principal subsidiary undertakings as well as over the assets of the principal subsidiaries. The loans are subject to standard commercial loan covenants for which the group was fully in compliance throughout the year and to the date of this report.

The interest payable on the credit facilities is fixed in advance, for various time periods up to 3 months by reference to official market rates (e.g. LIBOR) plus a margin. The margin applicable to the term loans is 6.5% and margin applicable to the revolving credit facility is 3%. Under the terms of the Senior Credit Facility Agreement the official market rate used to calculate the rate of interest for the term loan interest period cannot be less than 0.5%. A commitment fee of 1.05% is payable on the portion of the revolving credit facility which is undrawn.

During the year ended 31 March 2021, the average interest rate charged on the bank loans was approximately 7% (2020: 8.10%). The total interest expense in the period on these borrowings, excluding amortisation of capitalised fees, was $23.8m (2020: $25.7m).

	Sterling loan	Euro Loan	USD loan	Total Loans	Borrowing cost	Total
	$m	$m	$m	$m	$m	$m
Balance 1 April 2019	45.9	104.5	170.0	320.4	(7.6)	312.8
New loans – cash	—	4.1	—	4.1	—	4.1
Borrowing costs for new loans-cash	—	—	—	—	(0.1)	(0.1)
Amortisation of borrowing cost-non-cash	—	—	—	—	1.4	1.4
Exchange differences	(2.2)	(1.8)	—	(4.0)	0.1	(3.9)

	Sterling loan	Euro Loan	USD loan		Total Loans	Borrowing cost	Total
	$m	$m	$m		$m	$m	$m
Balance 31 March 2020	43.7	106.8	170.0		320.5	(6.2)	314.3
Amortisation of borrowing cost-non-cash	—	—	—		—	1.5	1.5
Exchange differences	4.6	6.7	—		11.3	(0.3)	11.0

Balance 31 March 2021	48.3	113.5	170.0		331.8	(5.0)	326.8

Margin	6.5%	6.5%	6.	%
Base rate	LIBOR	EURIBOR	LIBOR

Revolving credit facility

	As at 31 March 2021	As at 31 March 2020
	$m	$m
Available credit facility	20.0	20.0
Drawn amount	—	(17.6)
Amount available to be drawn	20.0	2.4

Movement revolving credit facility

Credit facility
$m
Balance 1 April 2019	9.9
Drawings on credit facility – cash	14.4
Repayments on credit facility-cash	(6.4)
Exchange differences	(0.3)

Balance 31 March 2020	17.6
Repayments on credit facility-cash	(13.4)
Exchange differences	(4.2)

Balance 31 March 2021	—

17.	Provisions and long-term liabilities

Provisions

	Dilapidations liability	Restructure costs	Total costs
	$m	$m	$m
As at 1 April 2019	0.1	0.1	0.2
Provided for during the year	—	—	—

As at 30 March 2020	0.1	0.1	0.2
Utilised for during the year	(0.1)	(0.1)	(0.2)

As at 30 March 2021	—	—	—

	As at 31 March 2021	As at 31 March 2020
	$m	$m
Analysed as:
Current liabilities	—	0.1
Non-current liabilities	—	0.1

Long-term liabilities

The long-term liability for 31 March 2020 relates to deferred consideration for the Era acquisition which closed in October 2018.

$m
As at 1 April 2019	0.2
Provided for during the year	—

As at 30 March 2020	0.2
Utilised for during the year	(0.2)

As at 30 March 2021	—

18.	Deferred taxes

Deferred tax asset recognised

	Deferred tax in respect of losses recognized	Accelerated amortisation and depreciation	Other temporary differences	Total
	$m	$m	$m	$m
As at 1 April 2019	8.4	1.8	1.1	11.3
Recognised in the year
Adjustment in respect of prior periods	(1.5)	(1.1)	1.0	(1.6)
On temporary differences for the period	(1.5)	—	0.2	(1.3)
Acquisition of Expedient	—	—	0.1	0.1
Exchange differences	0.1	—	(0.3)	(0.2)

As at 31 March 2020	5.5	0.7	2.1	8.3
Recognised in the year
Adjustment in respect of prior periods	6.2	(0.1)	3.1	9.2
On timing differences for the period	(3.5)	0.5	(1.2)	(4.2)
Exchange differences	0.6	0.1	(0.5)	0.2

As at 31 March 2021	8.8	1.2	3.5	13.5

	As at 31 March 2021	As at 31 March 2020
	$m	$m
Amount of deferred tax asset expected to be recovered within one year	7.9	4.2
Amount of deferred tax asset expected to be recovered in greater than one year	5.6	4.1

Deferred tax asset unrecognised

	As at 31 March 2021	As at 31 March 2020
	$m	$m
Unrecognised deferred tax asset in respect of:
Trading losses	1.7	1.3
Non-trading losses	5.8	5.3
Capital losses	1.3	1.1
Other assets	5.7	2.3

	14.5	10.0

These deferred tax assets have not been recognised as the utilisation of the non-trading losses is restricted and the precise incidence of future profits in the relevant countries and legal entities cannot be predicted accurately at this time. The tax charge in future periods will be reduced by the utilisation of brought forward trading losses.

Deferred tax liability

Deferred tax liability is comprised of the following

	Intangible assets	Accelerated amortisation and depreciation	Other temporary differences	Total
	$m	$m	$m	$m
As at 1 April 2019	7.1	—	—	7.1
Acquisitions (note 10)	1.2	—	—	1.2
Released / charged to income	(4.0)	—	0.6	(3.4)
Exchange rates	(0.1)	—	—	(0.1)

As at 31 March 2020	4.2	—	0.6	4.8
Acquisitions (note 10)	0.2	—	—	0.2
Released to income	(2.5)	5.6	0.2	3.3
Exchange rates	0.3	—	—	0.3

As at 31 March 2021	2.2	5.6	0.8	8.6

	As at 31 March 2021	As at 31 March 2020
	$m	$m
Amount of deferred tax liability expected to be crystalised within one year	1.8	3.2

19.	Current tax liability

	As at 31 March 2021	As at 31 March 2020
	$m	$m
Current tax liability	—	0.1
Overseas tax liability	0.6	0.4

	0.6	0.5

20.	Called up share capital

	Number of shares (actual, not in millions)	Nominal value £m	Called up share capital (equity) $m
Issued, allotted, called up and fully paid:
A Ordinary shares of 1p each	60,093,051	0.6	0.8
B Ordinary shares of 0.1p each	1,334,983	—	—
C Ordinary shares of 0.1p each	6,429,777	—	—
A Preference shares of £1.00 each	38,355,558	38.4	—

31 March 2020		39.0	0.8

A Ordinary shares of 1p each	60,093,051	0.6	0.8
B Ordinary shares of 0.1p each	1,334,983	—	—
C Ordinary shares of 0.1p each	6,949,750	—	—

	Number of shares (actual, not in millions)	Nominal value £m	Called up share capital (equity) $m
A Preference shares of £1.00 each	38,355,558	38.4	—

31 March 2021		39.0	0.8

During the year ended 31 March 2021, the Company issued 519,973 new C Ordinary shares of 0.1p to an employee of BluJay Group under the terms of the restricted share plan (see note 27). The C shares were issued at 7.2p per share and total proceeds received amounted to £36,918 (not in millions).

During the year ended 31 March 2020, the Company issued 180,723 new A Ordinary shares of 0.1p in connection with the acquisition of Expedient Software (see note 10) and 1,339,946 new C Ordinary shares of 0.1p under the terms of the restricted share plan. The A shares were issued at £8.39 per share and the C shares were issued at 7.1p per share, and total proceeds received amounted to £1,611,997. In addition, in accordance with the rules of the restricted share plan, a total of 382,766 A Ordinary shares, 1,574,595 B Ordinary shares and 758,720 C Ordinary shares were repurchased from former employees each at the original purchase price, for a total cost of £59,271 (not in millions) and subsequently cancelled.

Each A Ordinary share and each B Ordinary share are entitled to one vote in any circumstances, and rank pari passu with one another. Each C Ordinary share is entitled to one vote on resolutions other than resolutions on other C Ordinary shares. C Ordinary shares shall be treated on a pari passu basis as between each one of them.

Preference shares

Holders of A Preference shares shall be entitled to receive notice of, attend and speak at general meetings, but are not entitled to vote on resolutions. Holders of A Preference shares rank ahead of the ordinary shares on a return of capital.

A fixed, cumulative, preferential dividend at the rate of 10% per annum of the subscription price thereof accrues to the holders of the A Preference shares, compounding annually. See also note 22.

	As at 31 March 2021	As at 31 March 2020
	$m	$m
Current carrying value in presentation currency of which all is classified as a liability	83.5	68.7

Shares issued / (redeemed) in year / period:
Preference share liability component	—	—
Equity	—	—

Liability component and movement:
Preference share liability component at 1 April	68.7	64.2
Dividends accruing (non-cash)	7.2	7.6
Exchange differences	7.6	(3.1)

Preference share liability component at 31 March	83.5	68.7

21.	Reserves

The following describes the nature and purpose of each reserve within equity:

Reserve	Description
Share Capital	Nominal value of subscribed shares.
Share premium reserve	Amount subscribed for share capital in excess of nominal value.
Capital redemption reserve	A non-distributable reserve into which amounts are transferred following the redemption or purchase of own shares.
Foreign currency translation	Includes translation gains or losses on translation of Group’s subsidiaries from the functional currencies to the presentational currency.
Share based payment reserve	Reserve that arose from share based payment charges.
Retained earnings

All other net gains and losses and transactions with owners (e.g., dividends) not recognised elsewhere, including $92.9m of non-distributable reserves. The non-distributable reserve arose on the redemption of preference shares and repurchase of ordinary shares.

22.	Dividends

No ordinary dividends were declared in the years or periods presented.

Holders of A Preference shares are entitled to a fixed, cumulative, preferential dividend at the rate of 10% per annum of the subscription price thereof (see also note 21). Dividends of £5.5m ($7.2m) were accrued in the year to 31 March 2021 (2020: £6.1m ($7.6m)). These dividends have been recognised as a finance expense in the income statement.

23.	Related party transactions

Transactions with related parties

During the year, the group received advisory and support services from Francisco Partners for which a management charge of $0.7m (31 March 2020: $0.7m) was paid. At 31 March 2021, the Group owed Francisco partners $0.3m (2020: $0.2m).

Key management disclosures as well as director wages and salaries are in note 6.

24.	Financial commitments and contingencies

Total future minimum lease payments (not discounted) under non-cancellable lease rentals are payable as follows:

The Group has used practical expedients in respect of leases of less than 12 months duration and leases for low value items (i.e. below $5,000) and has excluded them from capitalisation under IFRS 16. The minimum lease payments for these leases are:

Land and buildings $m
1 April 2019 (after IFRS 16)	0.2
Within 1 year	0.2
31 March 2020	0.2

Other assets primarily include computer hardware and photocopiers.

The minimum lease payments due within one year as at 31 March 2021 are less than $0.1m.

Contingent liabilities

The Group has given a guarantee declaring itself jointly and severally liable for the liabilities of its subsidiary undertaking for the following subsidiaries:

BluJay Solutions Holdings Ltd (formerly Kewill Holdings Ltd)

BluJay Solutions Limited

Blackbay Ltd.

Grosvenor International Systems, Ltd.

The Group has given a guarantee declaring itself jointly and severally liable for the liabilities of its subsidiary undertaking, BluJay Solutions Holding BV, in accordance with Article 403, 1f, Volume 2 of the Dutch Civil Code.

25.	Financial instruments

IFRS 13 requires the classification of financial instruments measured at fair value to be determined by reference to the source of inputs used to derive fair value. The fair values of all financial instruments in all periods are equal to their carrying value. The Group’s financial instruments comprise cash and liquid resources, along with various items such as trade receivables, trade payables, and accruals. The Group policy does not permit entering into speculative trading of financial instruments and this policy has continued to be applied throughout the year.

Financial instruments by category

Assets per statement of financial position

	31 March 2021
	Receivables at amortised cost $m	Fair value through comprehensive income $m	Total $m
Cash and cash equivalents	31.5	—	31.5
Trade receivables	31.7	—	31.7
Other receivables	5.3	—	5.3
Accrued income	1.9	—	1.9

	70.4	—	70.4

Liabilities per statement of financial position

	31 March 2021
	Liabilities at amortised cost $m	Fair value through comprehensive income $m	Total $m
Trade payables	2.2	—	2.2
Accruals	12.3	—	12.3
Other payables	5.3	—	5.3
Bank borrowings	331.8	—	331.8
Lease liabilities	9.3	—	9.3

	31 March 2021
	Liabilities at amortised cost $m	Fair value through comprehensive income $m	Total $m
Preference shares	83.5	—	83.5

	444.4	—	444.4

Assets per statement of financial position

	31 March 2020
	Receivables at amortised cost $m	Fair value through comprehensive income $m	Total $m
Cash and cash equivalents	29.1	—	29.1
Trade receivables	30.6	—	30.6
Other receivables	7.5	—	7.5
Accrued income	1.8	—	1.8

	69.0	—	69.0

Liabilities per statement of financial position

	31 March 2020
	Liabilities at amortised cost $m	Fair value through comprehensive income $m	Total $m
Trade payables	4.7	—	4.7
Accruals	11.6	—	11.6
Other payables	5.1	—	5.1
Bank borrowings	320.5	—	320.5
Credit facility drawn	17.6	—	17.6
Lease liabilities	11.0	—	11.0
Preference shares	68.7	—	68.7
	439.2	—	439.2

The currency profile of the cash and cash equivalents was:

	Group As at 31 March 2021 $m	Group As at 31 March 2020 $m
Sterling	3.3	1.7
USD	15.3	5.7
Euro	4.0	15.9
Danish Kroner	0.9	1.1
Singapore Dollar	0.4	0.4
Chinese Yuan Renminbi	0.2	0.1
Japanese Yen	0.6	0.1
Indian Rupee	2.4	0.7
Other	4.4	3.4

Total cash at bank	31.5	29.1

Floating rate cash earns interest based on relevant national interest rates ranging from 0.1% to 0.8%.

Group Financial Risk Factors

The Group’s activities expose it to a wide variety of financial risks: liquidity risk, credit risk and market risk (including currency risk, fair value interest rate risk, cash flows interest rate risk). The Group monitors these risks primarily through cash flow forecasting and sensitivity analysis, with a central treasury function identifying and evaluating financial risks in close co-operation with the Group’s main operational functions. The Board agrees principles for overall risk management.

The use of simple financial derivatives is considered in order to hedge specific financial risk where cost effective to do so. The Group does not enter into, or trade, financial instruments, including derivative financial instruments, for speculative purposes.

Liquidity risk

This is the risk that the Group will have insufficient funds to meet its financial liabilities, including scheduled repayments of its borrowing facilities, as they fall due. As the Group is strongly cash generative, and, with a high level of recurring income, its liquidity risk is considered to be low. That said, the Group still remains highly alert to liquidity risk and centrally manages its cash. The objective is to provide efficient cash and tax management and cost effective core funding to operating businesses, and this is undertaken by central pooling of surplus funds via the use of intra-group loans. This process also ensures that there are sufficient funds available to meet the scheduled loan repayments, as well as the expected funding requirements of the Group operations and investment opportunities.

Cash flow forecasting is performed in the operating entities of the Group and aggregated by Group finance. Treasury monitors rolling forecasts of the Group’s liquidity requirements to ensure that it has sufficient cash to meet operational needs while maintaining sufficient headroom in its undrawn committed borrowing facilities at all times so that the Group does not breach borrowing limits or covenants on any of its borrowing facilities.

The table below sets out the contractual maturities (representing undiscounted contractual cash-flows) of loans, borrowings and other financial liabilities:

	31 March 2021
	Up to 3 months $m	Between 3 & 12 months $m	Between 1 & 5 years $m	More than 5 years $m	Total $m
Bank borrowings	—	—	331.8	—	331.8
—Interest	5.9	17.6	57.8	—	81.3

Total bank loans	5.9	17.6	389.6	—	413.1
Preference shares	83.5	—	—	—	83.5
Lease liabilities	0.3	3.1	6.8		10.2
Trade & other payables	58.6	—	—	—	58.6

	148.3	20.7	396.4	—	565.4

	31 March 2020
	Up to 3 months $m	Between 3 & 12 months $m	Between 1 & 5 years $m	More than 5 years $m	Total $m
Bank borrowings	—	—	320.4	—	320.4
—Interest	5.8	17.3	80.0	—	103.1

Total bank loans	5.8	17.3	400.4	—	423.5
Credit facility drawn	17.6	—	—	—	17.6
Preference shares	68.7	—	—	—	68.7
Lease liabilities	0.3	2.8	8.3	2.3	13.7
Trade & other payables	21.4	—	—	—	21.4

	113.8	20.1	408.7	2.3	544.9

Credit risk

Credit risk is managed on a Group basis, except for credit risk relating to accounts receivable balances. Each local entity is responsible for managing and analysing the credit risk of their new customers before standard payment and delivery terms and conditions are offered. Credit risk arises from cash and cash equivalents, deposits with banks and financial institutions, as well as credit exposures to customers, including outstanding receivables. Treasury policies in place do not allow concentration of risk with individual counterparties and do not allow significant treasury exposures with counterparties which are rated below investment grade. Details on the methods, assumptions, and information used to estimate the expected credit loss are disclosed in note 14.

The Group does not have an individual customer with revenues totalling more than 10% of total revenues.

Market risks are inherent in the use of debt capital, interest rate cash flow risk for example, on top of which, in the course of its normal activities, the Group is routinely exposed to a variety of other financial risks. These are discussed further below.

Market risk

Currency risk

The Group’s currency risk is risk that arises on financial instruments that are denominated in a foreign currency other than the functional currency. The Group’s principal exposure to exchange rate fluctuations arises on the translation of diverse overseas net assets and results into a single presentation currency (currently US dollars) on consolidation. Overseas investments are not hedged, but the level of such balance sheet exposure will be regularly monitored to ensure this remains appropriate. Translation exposures on direct transactions, such as fund transfers between Group countries, will be managed by reviewing movements on exchange rates.

The Group’s borrowings are denominated in a mixture of US dollars, pounds sterling and euros. This matches closely the Group’s underlying cash generation, so mitigating significantly any economic currency risk on servicing the debt. However, given a US dollar presentation currency for the consolidated financial statements, the group may experience significant non-cash foreign exchange retranslation variances in the presentation of its debt going forwards.

Interest rate risk

The Group’s interest rate risk arises from US Dollar and non-US Dollar borrowings. During 2021 and 2020 the Group’s borrowings were denominated in United States Dollars, Sterling and Euros.

At 31 March 2021 each 0.1% increase in the relevant base above a 0.5% base would add approximately $0.3m to the total interest expense for the next twelve months (31 March 2020: $0.3m). The current Euro, USD and GBP base rates are significantly below the 0.5% base and would require relevant base rates increase of around 1.0%, 0.3% and 0.4% respectively before any additional interest charges were due.

The table below approximates the impact on the Group’s profit before tax of a +/- 10% exchange rate movement (of US dollars against the specified currency, with all other variables held constant) of the Group’s major non-USD trading currencies during the year.

	For the year ended 31 March 2021 $m	For the year ended 31 March 2020 $m
Euro + / -	0.5	0.1
Pounds Sterling + / -	1.2	0.8

	1.7	0.9

Capital risk

The Group’s overall objective when managing capital and other financial risk is to safeguard its and the entities in the Group’s ability to continue as a going concern in order to provide returns to shareholders (investors) and benefits to other stakeholders. The overall strategy remains consistent over the fiscal years.

During the period, the Group financed its operations through a mixture of new equity and bank borrowings. At 31 March 2021, the capital structure of the Group primarily consisted of gross debt totalling $331.8m and equity attributable to equity holders totalling $84.3m (inclusive of preference shares). This equates to a gearing ratio of 80%.

The Group seeks to maintain an optimal level of bank borrowings as part of the long-term capital structure of the entity. The Group will review its capital structure regularly to consider the cost of capital and the risks associated with each class of capital.

26.	Deferred revenue

Deferred revenue movements related to invoicing and revenue recognition for the period are noted below. Based on the nature of BluJay’s business and when the performance obligations will be met, the ending deferred revenue will be recognized within one year from year-end.

$m
As at 1 April 2019	33.4
Amounts from acquisitions	0.4
Amounts invoiced	154.4
Revenue recognised	(152.6)
Foreign exchange	(0.6)

As at 31 March 2020	35.0
Amounts invoiced	158.4
Revenue recognised	(156.1)
Foreign exchange	1.2

As at 31 March 2021	38.5

Revenue recognised prior year deferred revenue in the current year was $35.3m (2020: $32.9m).

27.	Share based payments

The Group operates a restricted share plan (the “plan”) under which certain members of senior management are invited to purchase shares which are subject to the terms and conditions set out in the plan or related award documents. In accordance with IFRS2, purchases of shares under the plan are accounted for as equity-settled share-based payments.

Shares purchased under the plan are subject to vesting conditions, of the total number of shares in each award 50% are subject to exit-vesting conditions and the remaining 50% time-based vesting conditions. Exit vesting is a non-market performance condition. Exit vesting shares become vested upon a sale or listing of the Group provided the award holder remains an employee of the Group. This means that the length of the vesting period for exit vesting shares is dependent on achieving the non-market performance condition and should be accounted for as a grant with variable vesting period. In these circumstances the Company estimates at grant date whether (a) the employees will complete the requisite service period and (b) the non-market performance condition will be satisfied. At each reporting date the probability of exit is reassessed and when the event becomes probable a cumulative catch-up adjustment is posted. The time-based vesting shares are vested at the rate of 1/48 a month following the granting of the shares however all unvested time vesting shares will become vested on the sale of the Group. Accordingly, the time-vesting shares have been accounted for on the same basis as exit-vesting shares.

The fair value at grant date is independently determined using a probability-weighted expected returns methodology, which is an appropriate future-orientated approach when considering the fair value of options/
shares that have no intrinsic value at the time of issue. In this case the expected future returns were estimated by reference to the expected proceeds attributable to the underlying shares at exit, as provided by management, including adjustments for expected net debt, transaction costs and priority returns to other shareholders. This is then discounted into present value terms adopting an appropriate discount rate.

During the year an Award holder has subscribed for 519,973 shares (FY20: 1,339,946 shares) at a price of £0.071 per C Ordinary Share (FY20: £0.071). The fair value for the shares purchased have been determined as £0.84 per C Ordinary Share (FY20: Weighted Average £0.34 per C Ordinary Share). The difference between the price paid per share and the fair value per share is the cost per share to be used in determining the share-based payment charge.

An amount of $1.1m has been expensed during the year and includes the cumulative impact of re-assessing exit probability. There was no share-based payment charge expensed in FY20 because the amount was considered not material.

28.	Control

The ultimate controlling entity is Francisco Partners III L.P., of 1 Letterman Drive, Building C—Suite 410, San Francisco, CA 94109

29.	Subsequent event

On 4 May 2021, a subsidiary of the Group entered into a Stock Purchase Agreement to acquire Raven Logistics, Inc. for $15m cash. Raven is a leading logistics management company focused on rail transportation, offering a SaaS Rail TMS solution and managed services for the North American shipper market. Raven is expected to contribute $4.2M in revenue and $1m in EBITDA in FY22. Closing date is expected to be 1 July 2021.

On 27 May 2021 E2open Parent Holdings, Inc. (E2open) announced it will acquire BluJay Solutions with completion expect to take place during the calendar year third quarter of 2021, subject to regulatory approvals. This transaction will constitute a change of control under the Group’s existing facilities agreement. Under the terms of the acquisition documents E2open has agreed to provide funding for the Group including repaying outstanding amounts under the facilities agreement which will become due and payable on completion.